                                                March 16, 2005

Via Federal Express
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN: Elaine Wolff, Special Counsel

Re:	Point Center Mortgage Fund I, LLC
Amendment No. 1 to Registration Statement on Form S-11--Registration No. 333-118871

Dear Ms. Wolff:

On behalf of Point Center Mortgage Fund I, LLC (the "Fund"), enclosed herewith in connection with the filing today via EDGAR of Amendment No. 1 ("Amendment No. 1") to the Fund's Registration Statement on Form S-11 (the "Registration Statement") that was filed on September 8, 2004, please find the following:

One (1) conformed copy of Amendment No. 1 that has been marked to (i) show changes from the Registration Statement, and (ii) cross-reference the changes in response to the numbered comments to the Registration Statement set forth in the letter of the staff of the Securities and Exchange Commission (the "Staff") dated October 8, 2004 (the "Comment Letter").

In addition, under separate cover, you will be receiving the following from Vintage Filings, LLC:

1.	Five (5) conformed copies of Amendment No. 1;

2.	Five (5) additional conformed copies of Amendment No. 1 which have been marked to show changes from the Registration Statement.

The Fund currently expects to request effectiveness on or about April 15, 2005. As soon as a definitive determination has been made, the appropriate acceleration request will be forwarded to you.

The following responses have been numbered to correspond to the paragraph numbers set forth in the Staff's Comment Letter.

General

1. The "multiple series of units" structure has been eliminated and the requested revisions have been made to the cover pages of the Registration Statement and the prospectus cover page, and throughout the prospectus. As is now disclosed, the offering will consist of solely of $500 million of a single class of units of limited liability company interest which will be issued at varying prices in the manner described in the prospectus.

2. In light of the revised offering structure described in the response to comment 1 above, only a single class of units will now be offered and its material terms have been specifically designated.

3. The requested revisions in the "Calculation of Registration Fee" table have been made and the requested footnote has been added.

4. In view of the substantial period during which Point Center Financial, Inc., the Fund's manager ("PCF"), has conducted its lending business, PCF and the Fund request that the Guide 5 requirements not be applied and that you will accept the current form of the "prior performance" disclosures set forth in the prospectus, as has been the case for other "mature" companies such as Owens Mortgage Investment Fund (Registration Nos. 333-69272 and 333-71299). PCF has been in the mortgage lending business for over 30 years making substantially the same types of loans that the Fund will be making in connection with the offering. During that time PCF has raised over $550,000,000 in private equity from approximately 2000 investors, which has been used to make loans originated and serviced by the PCF. Additional background information on PCF and its principal shareholder is supplementally included with this letter as Exhibit A.

5. See response to comment 4 above.

6. See response to comment 4 above.

7. See response to comment 4 above.

8. Only investors who become unitholders by participating in the offering may purchase units through the Distribution Reinvestment Program. During the offering period, the Fund will keep updated and will distribute the prospectus included in the Registration Statement for sales made pursuant to the Distribution Reinvestment Program. Following completion of the offering, a separate prospectus relating to the Distribution Reinvestment Program will be used and, in both cases, the Fund will amend the Registration Statement as required with respect thereto.

9. Sales literature has not yet been prepared. When those materials are available, they will be described in the prospectus and will be submitted to you supplementally.

10.The prospectus has been revised to provide that no unit redemptions will occur until after completion of the offering period.

11.No pictures, graphics or artwork will be used in the prospectus.

Cover Page

12. As requested, the logo has been deleted.

13. As requested, disclosure has been added that the Fund is not a registered mutual fund.

14. The cover page does not exceed one (1) page in length.

15. As requested, the defined terms have been eliminated from the prospectus cover page and in the summary section.

16. Only a single class of units is now being offered.

17. The Series B units have been eliminated from the offering.

18. PCF has a computer software program that, on a daily basis, will calculate the accrued interest and expenses on all loans made with the proceeds from the sale of Series A units and then calculates the net book value per outstanding Series A unit. For example, if on "Day X":

Principal Amount of Loans Outstanding ……. $100,000
Accrued Interest..…………………………………. 20,000
Accrued Expenses……………………………...…(10,000)
Adjusted Net Book Value on "Day X"……...$110,000 divided by 100 units outstanding on "Day X" equals $1,100 per unit, which is the price at which units would be sold on "Day X".

The Fund believes that this formula has been consistently disclosed throughout the prospectus and on the cover, except that disclosure has been added on the cover relating to the existence of the software program.

19. As requested, a brief description of the escrow arrangement has been provided.

20. As requested, the first six bullet points have been revised, except that the third bullet remains consolidated.

21. As requested, the additional bullet points have been added, except that a cross referenced has been added to the detailed aspects of lending risks. Also, the Fund will not borrow for the specific purpose of making distributions.

22. As requested, conforming changes have been made to the Risk Factor applicable sections.

23. The Fund believes that all risk factors disclosed are of material importance and are presented in an order that will make sense to the readers.

24. Supplementally, you are advised that the Fund has not circulated the prospectus and will not do so until it becomes final.

25. As requested, the use of all capital letters in the legends has been eliminated.

Suitability

26. As requested, the Investor Suitability Standards section has been moved to immediately follow the cover page.

27. At present, the offering will only be conducted in the eight states listed in the prospectus. The Fund anticipates adding additional states before and after the effective date and will amend the Registration Statement to add the investor suitability standards of those states to the prospectus.

28. As requested, disclosure has been added that dealers are responsible for determining investor suitability.

Table of Contents

29. As requested, all major subheadings have been added.

Summary, page 1

30. As requested, the forepart of the Summary, Our Business Strategy and MD&A sections have been revised.

31. As requested, the forepart of the Summary has been revised to provide loan type disclosures.

32. As requested, the forepart of the Summary has been revised to provide term and balloon payment disclosures.

33. As requested, the forepart of the Summary has been revised to provide loan underwriting criteria disclosure.

34. As requested, the forepart of the Summary has been revised to provide non-investment grade and risk of default disclosures.

35. As requested, the disclosure regarding the potential for short term bridge loans to provide for interest accrual has been added.

36. As requested, the disclosure regarding the acquisition of problem loans has been added.

Investment Programs, page 2

37. As requested, references to targeted rates of return have been deleted.

38. The Series B units have been removed from the offering.

39. As requested, the disclosure regarding replacement of the Manager has been added.

40. As requested, the disclosure regarding the risks relating to the fee structure of the Manager has been added.

41. As requested, the disclosure regarding the basis for portfolio diversification has been added

42. As requested, the disclosure regarding the amount of junior loans has been added.

43. As requested, the disclosure regarding the 60% borrowing limitation has been added.

Conflicts of Interest, page 6

44. As requested, the disclosure regarding the allocation of potential loans between the Fund and other entities has been added.

Compensation to Point Center, page 7

45. The Series B units have been eliminated from the offering; therefore, no Series B loans will be made.

46. Supplementally, you are advised that the Fund's belief is based on the Manager actively tracking the rates and fees that conventional lenders charge for the types of loans that the Fund will make. As requested, the disclosures have been conformed on page 28 and elsewhere.

47. As requested, the disclosure regarding the fees to be paid to affiliates of the Manager has been added.

Members' Return on Investment, page 9

48. As requested, the disclosure regarding the expected lag in investment of the offering proceeds has been added.

The Offering, page 11

49. As requested, the disclosure regarding the termination date of the offering has been added.

Escrow Procedures, page 11

50. The Series B units have been eliminated from the offering; therefore, no Series B loans will be made.

Risk Factors, page 14

51. The requested additional risk factor has been added as "We may not have sufficient capital to meet our staged funding commitments" under the sub-heading "Risks of the Real Estate Lending Business."

You will not have the benefit of reviewing our past performance, page 14

52.	As requested, the risk factor header has been revised.

Series A Units have a limited ability to be redeemed…, page 14

53. As requested, the clarification regarding redemption has been made.

Defaults on our real estate loans will decrease our revenues and your distributions, page 17

54. As requested, the second bullet has been revised.

55.	As requested, the third and sixth bullets have been revised.

56. As requested, the ninth bullet has been revised.

Our loans are not guaranteed by any governmental agency, page 18

57. As requested, the header has been revised.

Our Series A--Mortgage Pool Program loan portfolio may be riskier if it is not diversified geographically, page 19

58. This risk factor has been deleted, as it its duplicative of the prior risk factor bearing the header "Our Manager lacks experience with certain real estate markets."

Conflicts of Interest Risks, page 20

59. As requested, the additional disclosure has been provided.

Investment Objectives and Policies, page 28

60. The requested revisions have been made. Given the fluidity of a revolving mortgage pool, it is not practicable for the Fund to have specific limitations as to its loan time and portfolio mix. Therefore, the Fund's current expectations have been disclosed and unitholders will be notified as to any material changes to those expectations as they arise.

61.  As requested, the additional disclosure has been provided.

Purchases of Loans from Point Center and its Affiliates, page 29

62. The requested clarification has been provided.

Prepayment Penalty and Exit Fees, page 31

63. The inconsistent references have been fixed.

Borrowing, page 32

64. As requested, the additional disclosure has been provided.

65. The requested clarification has been provided.

Various Other Policies and Procedures, page 33

66. As requested, the additional disclosure has been provided.

For Multiple Series B Loans Participating Mortgage Program, page 38

67. The Series B units have been eliminated from the offering.

Participation with Other Lenders Including Affiliates, page 40

68. The Series B units have been eliminated from the offering.

Management, page 42

Our Manager, page 42

69. As requested, the additional description has been provided.

Removal of Point Center as Manager, page 42

70. As requested, the disclosure now relates to the removal of PCF as the Manager of the Fund, since there will now be only one (1) series of units of the Fund.

Evaluation and Acquisition by Point Center, page 43

71. By reference to the section of the prospectus where their names, titles and biographies are disclosed, the identity of the members of the loan committee has been indicated.

Prior Performance, page 44

72. For the reasons set forth in comment response 4 above and in Exhibit A hereto, the Fund requests that the requirements of Industry Guide 5 not be applied.

73. As requested, the additional disclosure has been added.

74. As requested, the additional disclosure has been added.

75. As requested, the deletion has been made.

Share Ownership, page 49

76. As requested, the additional disclosure has been added.

Compensation and Expenses, page 49

77. As requested, the revision has been made with respect to the 1% profits interest; however, since the Series B units have been removed from the offering, the other revisions have not been made.

78. As request, the summary of the operating agreement provisions has been added.

79. As requested, the additional disclosure has been added.

Conflicts of Interest

Payment of Fees and Expenses, page 51

80. The requested revision has been made.

81. As requested, reference to the 1% profits interest has been added.

Competition Between the Fund, Point Center…, page 53

82. As requested, the additional detail has been provided.

Management's Discussion and Analysis…, page 54

83. As requested, the additional disclosure has been provided.

84. As requested, the additional disclosure has been provided.

Twelve Months of Operations, page 54

85. As requested, the reference has been added.

Fiduciary Responsibility, page 54

86. Supplementally, you are advised that Section 3.3(t) of the Operating Agreement requires unitholder approval to change the business of the Company. As requested, the cross reference has been provided.

Indemnification, page 55

87. As requested, the revision has been made.

Summary of Operating Agreement…p. 56

88. As requested, the additional disclosures have been provided.
Meetings, page 57

89. As requested, the additional disclosures have been provided.

Description of Units, page 57

90. As requested, the disclosure has been moved.

Members' Return on Investment, page 58

91. The requested clarification has been provided.

Assignment and Transfer of Units, page 60

92. As requested, the additional disclosure has been provided.

Redemption of Series A Units, page 60

93. As requested, the additional discussions have been provided.

94. As requested, the additional disclosure has been provided.

Plan of Distribution, page 77

95. The description of the daily unit price calculation method has been conformed to the descriptions appearing elsewhere in the prospectus. Also, please see comment response 18, above.

96. As requested, the additional disclosure has been provided.

97. As requested, the additional disclosure has been provided. In addition, you are supplementally advised that the Fund is relying on Rule 3a4-1 of the Securities Exchange Act of 1934, as amended, the individuals named in the prospectus who will be performing the unit offering functions for the Fund will meet each element of the safe harbor as follows:

(i)	All individuals will provide the Fund with a certification that they are not subject to the statutory disqualification referred to in rule 3a4-1(a)(1).

(ii)	No individual shall be compensated in the manner proscribed by Rule 3a4-1 (a)(2).

(iii)	All individuals will provide the Fund with a certification that they are not associated persons of a broker dealer.

(iv)	All individuals will meet the requirements of Rule 3a4-1(a)(4)(i)(D).

(v)	Dan Harkey will meet the conditions of rule 3a4-1(a)(4)(ii).

(vi)
Gwen Melanson and the following individuals will meet the conditions of rule 3a4-1(a)(4)(iii): Kelly Altringer, Cathy McBeth, Carrie Clayton, Tera D. Christofferson, Shannon Kathe, Courtney Hagee, Judy Squire, and Lisa Minnott.

98. The Fund acknowledges it understanding of your comment.

99.	As requested, the additional disclosure has been provided.

100. The summary of the escrow arrangement that appeared on page 77 has been revised and the reference to the escrow arrangement that appeared on page 78 has been deleted.

101. As requested, the additional detail has been provided.

Legal Matters, page 78

102.	As requested, the disclosure has been revised.

Financial Statements

Point Center Mortgage Fund I, LLC

Report of Independent Certified Public Accountant, page F-2

103.	The requested revision has been made.

104.	The requested signature has been provided.

Note 1 Summary of Significant Accounting Policies, Page F-4

105.	The requested disclosure has been provided.

Point Center Financial, Inc.

General

106. Financial Statements for the nine months ended September 30, 2004 have been provided.

Report of Independent Certified Public Accountant, Page F-5

107.   The requested signature has been provided.

108.   The requested headnote has been provided.

109.   The statement of cash flows which appeared on page F-17 has been removed.

Statement of Cash Flows, page F-11

110. The statement of cash flows has been revised to reclassify cash that is collateral for the commercial paper and mortgage note program from the ending cash balance into “Cash Flows From Investing Activities.” The ending cash balance on the Statement of Cash Flows agrees to the “Cash in bank” on the balance sheet. In addition, the requested note has been provided.

Note 1 - Summary of Significant Accounting Policies, page F-12

111. The requested policy disclosure has been provided.

112. The Loan Placement and Fee Agreement signed by the borrower of the loan specifies “Borrower’s Instruction To Escrow Holder -Borrower hereby irrevocably assigns and directs the escrow holder or closing agent to pay all loan fees including brokerage commissions directly from the proceeds of the Loan upon the recording thereof as may be reasonably demanded by PCF and/or its principals, the intended Lender(s).” Revenue is recognized at the close of escrow. The earning process is complete at the time of escrows close. PCF has no further obligations after the close of escrow. In accordance with GAAP, realization of revenue is required to be recognized in the accounting period in which the earning process is substantially completed and an exchange has taken place. In addition, revenue usually is recognized at the amount established by the parties to the exchange, except for transactions in which collection of the receivable is not reasonably assured.

113.	The requested policy disclosure has been provided.

114.  The requested policy disclosure has been provided. Supplementally, you are referred to FAS 115 - Accounting for Certain Investments in Debt and Equity Securities to classify Trust Deed Notes Receivable.

115. PCF is of the opinion that SFAS 140 is not applicable for the following reasons:

■
SFAS 140 defines a sale as “A transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.” Under this definition, PCF does not “sell” their loans since it receives no consideration during the loan assignment process and only the beneficial interest in the trust deed is transferred and assigned.

■
PCF only takes possession of loans for a very short duration in situations where time is of the essence and where loans are funded with internally generated funds. The loans are subsequently assigned at face value to investors.

■	Because PCF accounts for loan service fees on an accrual basis, and does not “sell” loans (see above), the financial impact of the application of SFAS 140 is deemed immaterial.

116. The requested policy disclosure has been provided, including reference to the requested supporting literature. PCF does not have control of National Financial Lending, LLC since in accordance with section 5.4 of the Operating Agreement, “Required Member Approval - Notwithstanding any other provision of this Agreement, without the approval of Members holding a majority of the issued and outstanding Shares, the Manager may take no action with respect to: (a) the sale, lease, exchange, mortgage, pledge or other disposition of all or substantially all of the Company’s assets; (b) the Company’s merger with or conversion into another Entity; (c) an undertaking involving a debt or obligation which would, when taken together with all other obligations of the Company, exceed one half of the face value of all notes then held by the Company; and (d) a transaction, not expressly permitted by this Agreement, involving a conflict of interest between the Manager and the Company, provided however that the sale to the Company of mortgage loans originated by the Manager shall not be deemed a transaction involving a conflict of interest.” In addition, disclosure has been provided regarding EITF 03-16.

Note 2- Asset backed Commercial Paper Program and Mortgage Note Program, page F-12

117. The requested clarification has been provided and is compliant with SFAS 115.

118. PCF is of the opinion that SFAS 140 is not applicable and, therefore, no further disclosures are required. See comment response 115, above.

119.	The requested schedules have been provided.

Note 3 - Trust Deeds Receivable - Other, Page F-13

120. This note explains the investments in second trust deeds created for future collection of PCF’s fees and commissions and the recognition of income. The account “Trust Deed Notes Receivable - Other” includes second trust deeds created for “future collection of the [PCF]’s fees and commissions”. There are occasions where the borrower does not pay commission or fees by escrow’s close. To ensure payment of fees, PCF records a second trust deed for the amount of outstanding fees and records income at that time. In accordance with GAAP, realization of revenue is required to be recognized in the accounting period in which the earning process is substantially completed and an exchange has taken place. In addition, revenue usually is recognized at the amount established by the parties to the exchange, except for transactions in which collection of the receivable is not reasonably assured.

Note 4 Employee Benefit Plan, page F-13

121.   See Note 5 of Notes to Financial Statements for disclosures required by SFAS 132.

Note 9 - Related Party Transactions, page F-14 - F-15

122. The requested disclosure has been provided. In addition, you are advised that the purpose of the transfer was to distribute the real estate to the sole stockholder; and that PCF was able to foreclose on a second trust deed since the borrower defaulted on contractual payments. A lender may foreclose on a second trust deed if there is non-performance on the loan and sell the property subject to the first trust deed to recover costs.

123. FASB 114 was superseded by FASB 118, which is not applicable to PCF since FASB 118 is applicable to all creditors and to all loans, uncollaterized as well as collateralized, except large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, leases, and debt securities as defined in FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities. In comment response 117, above it has been stated that PCF will be in conformity with FASB 115.

Part II

124.	The requested deletion has been made.

Item 33. Recent Sales of Unregistered Securities

125. PCF is not being issued any units. Instead, as part of its compensation, PCF is being granted a 1% profits participation.

Item 34. Indemnification of Directors and Officers

125.	The requested summary has been provided.

Exhibits

127. The legality and tax opinions will be filed with a subsequent amendment to the Registration Statement; however, for your prior review, drafts of such opinions are attached hereto as Exhibit B and Exhibit C, respectively. At this time there are no material agreements required to be filed under Item 601 of Regulation S-K.

If you have any questions or comments regarding the subject matter of this letter of the enclosures delivered herewith, please do not hesitate to contact the undersigned. We look forward to your prompt response and we thank you in advance for you assistance with regard to this matter.

Sincerely,

CORPORATE LAW SOLUTIONS

Date:	By:	/s/ GREGORY W. PRESTON
Gregory W. Preston, Esq.
Managing Director
cc: Michael McTiernan, Esq.